SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

September 17, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Mr. Evan S. Jacobson and Ms. Christina Chalk

Re:	FLIR Systems, Inc.
Schedule TO-T, filed September 3, 2010
Amendment No. 1 to Schedule TO-T, filed September 10, 2010
Filed by FLIR Systems, Inc.

Ladies and Gentlemen:

On behalf of FLIR Systems, Inc. (“FLIR”), we transmit herewith (i) Amendment No. 2 (the “Schedule TO Amendment”) to the Tender Offer Statement of FLIR Systems, Inc. and Indicator Merger Sub, Inc. (the “Purchaser”) on Schedule TO-T originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 3, 2010 (the “Schedule TO”), as amended by Amendment No. 1 filed with the Commission on September 10, 2010. In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated September 9, 2010 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with your comments presented in italics. We also are forwarding a copy of this letter via overnight courier, together with a copy of the Schedule TO Amendment showing the revisions made in response to the Staff’s comments.

Schedule TO-T

Exhibit 99(A)(1)(A): Offer to Purchase

Terms of the Offer, page 8

1.	On page 9, you state that any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement. Please revise the reference to “promptly as practicable” to conform to the requirements of Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

U.S. Securities and Exchange Commission

September 17, 2010

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment.

2.	We note your statement on pages 9 and 13 of the offer to purchase, and in the letter of transmittal, that all questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered shares will be determined by the Purchaser in its sole and absolute discretion, which determination will be final and binding on all parties. Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment.

Certain U.S. Federal Income Tax Consequences, page 14

3.	On page 14, you state that you have included a general summary of “certain” U.S. federal income tax consequences of the Offer and the Merger to stockholders of the Company. Please revise to discuss all material federal income taxes and to remove the suggestion that your disclosure is not materially complete. See Item 1004(a)(1)(xii) of Regulation M-A.

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment.

Source and Amount of Funds, page 18

4.	We note your disclosure that Parent will dividend or contribute cash to the Purchaser in an amount sufficient to complete the purchase of Shares in the Offer and the Merger and the other transactions. Please disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through; if none, so state. See Item 1007(b) of Regulation M-A.

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment.

The Transaction Agreements, page 21

5.	We note your disclosure on page 21 that the summaries of the material provisions Merger Agreement, the Tender and Support Agreement, the Warrant Cancellation Agreement and the Termination of Services Agreement “do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Tender and Support Agreement, the Warrant Cancellation Agreement and the Termination of Services Agreement.” Please revise to eliminate the suggestion that the summaries are not materially complete.

U.S. Securities and Exchange Commission

September 17, 2010

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment.

Representations and Warranties, page 24

6.	In the first sentence of the first full paragraph on page 25, you state that the “representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to the Merger Agreement.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment.

7.	In the second sentence of the first full paragraph on page 25, you state that “information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which information may or may not be fully reflected in public disclosures.” Please confirm your understanding that notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the filing not misleading.

RESPONSE: On behalf of FLIR, we confirm that, notwithstanding the inclusion of this general disclaimer, FLIR is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the filing not misleading.

8.	In the final sentence of the first full paragraph on page 25, you state that investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or the Purchaser or any of their respective subsidiaries or affiliates. The fact that a required exhibit, such as a merger agreement, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Exchange Act Release No. 34-51283 (March 1,2005). Please revise to remove the implication that the referenced merger agreement and the summary thereof do not constitute public disclosure upon which security holders may reasonably rely.

U.S. Securities and Exchange Commission

September 17, 2010

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment. FLIR does not believe that the sentence, as revised, implies that the Merger Agreement or the representations, warranties or covenants therein do not constitute public disclosure upon which security holders may reasonably rely. Rather, FLIR believes that the sentence simply cautions security holders that the representations, warranties and covenants contained in the Merger Agreement may not reflect, nor are they necessarily intended by the parties to reflect, the actual state of facts or condition of ICx Technologies, Inc., FLIR or the Purchaser.

Purpose of the Offer, Plans for the Company, page 35

Appraisal Rights, page 36

9.	We note your statement on page 37 that the “foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL.” Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions. Please confirm your understanding in your response letter.

RESPONSE: On behalf of FLIR, we confirm FLIR’s understanding that the summary of appraisal rights that may be available to security holders under Section 262 of the General Corporation Law of the State of Delaware in connection with the tender offer must be complete in describing all material provisions thereof that are required by Item 1004(d) of Regulation M-A.

Certain Conditions of the Offer, page 38

10.	The first sentence of the first paragraph on page 40 following the enumerated conditions states that the conditions are in addition to, and not in limitation of, the rights of Parent and the Purchaser to extend, terminate and/or modify the Offer as, and to the extent permitted by, the Merger Agreement. This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase. Please revise to disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the Offer only pursuant to the specific disclosed conditions described in the Offer to Purchase. Also disclose how you would inform security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.

U.S. Securities and Exchange Commission

September 17, 2010

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment.

11.	Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you acknowledge on page 10, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 40 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

RESPONSE: FLIR notes, and, for the reasons stated below, respectfully disagrees with, the Staff’s position that the failure promptly to assert a condition at the time at which the condition may be triggered is tantamount to a waiver of that condition.

FLIR notes that it may not be immediately apparent whether an Offer condition has or has not been satisfied at a given point in time. There may very well be no way for an offeror to (i) reasonably evaluate, based upon all information (both public and non-public) available to it, whether an offer condition has indeed been triggered or (ii) determine the nature of the facts and circumstances giving rise to the actual triggering of a condition so as to be able to make a reasonable judgment whether to waive the condition. Due to this uncertainty, FLIR cannot make a general commitment to notify security holders as to whether it has waived an Offer condition that may or may not have been triggered.

Furthermore, FLIR wishes to emphasize that there are certain Offer conditions that, while satisfied today, may no longer be satisfied at some point during the pendency of the Offer but that would still be capable of being cured prior to the expiration of the Offer.

Because FLIR believes that it should not be deemed to have waived its right to invoke a condition that is clearly disclosed in the Offer to Purchase in the event that it fails promptly to assert that condition at the time at which the condition may be initially triggered, FLIR does not believe that it is obligated to notify security holders whether or not it has waived an Offer condition at the time at which the condition may be initially triggered. However, FLIR recognizes that if it accepts shares for payment in the Offer, and certain conditions to the Offer have not been satisfied at that time, those conditions will be deemed to have been waived.

On behalf of FLIR, we confirm that if a material condition is triggered and FLIR makes a definitive determination not to invoke such condition in connection with the Offer, FLIR will publicly announce such determination and waive the condition. FLIR additionally advises the Staff that, in such event, it will comply with Release No. 34-24296 (April 3, 1987) and, depending on the materiality of the waived condition, give security holders sufficient time to react to the new information.

U.S. Securities and Exchange Commission

September 17, 2010

12.	As you appear to acknowledge on page 9, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

RESPONSE: On behalf of FLIR, we confirm that any decision as to how FLIR or the Purchaser will proceed following the failure of a condition to the Offer during the Offer period (other than a condition the satisfaction of which may be determined only upon expiration of the Offer period) would be disclosed to security holders promptly, to the extent required by Exchange Act Rules 14d-3(b)(1) or 14d-4(d)(1), and as promptly as practicable otherwise.

Closing Comments

In responding to our comments, please provide a written statement from all filing persons acknowledging that:

•	they are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filers may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: FLIR notes the Staff’s comment and refers the Staff to the signed statement enclosed herewith from FLIR and the Purchaser.

* * * * *

U.S. Securities and Exchange Commission

September 17, 2010

If you have any questions regarding the foregoing, the Schedule TO Amendment or the Amended Registration Statement, please contact the undersigned at (312) 853-7785.

Very truly yours,

/s/ Larry A. Barden

Larry A. Barden

Enclosure

cc:	William W. Davis, FLIR Systems, Inc.

[FLIR Letterhead]

September 17, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Mr. Evan S. Jacobson and Ms. Christina Chalk

Ladies and Gentlemen:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 9, 2010, each of FLIR Systems, Inc. and Indicator Merger Sub, Inc. (together with FLIR Systems, Inc., the “Companies”) hereby acknowledges that:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FLIR SYSTEMS, INC.

By:	/s/ William W. Davis
William W. Davis
Senior Vice President, General Counsel & Secretary

INDICATOR MERGER SUB, INC.

By:	/s/ William W. Davis
William W. Davis
Secretary